                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                             Equalnet Holding Corp.
-------------------------------------------------------------------------------
                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    294408109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Dean H. Fisher
                            1250 Wood Branch Park Dr.
                              Houston, Texas 77079
                                  281/529-4686
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 2, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].




                                Page 1 of 9 Pages
                             Exhibit Index on Page 9

CUSIP No. 294408109                   13D                     Page 2 of 9 Pages
-------------------                                           -----------------



1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           The Willis Group, LLC (76-0537286)

-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)
                                                                      (b) x

-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS

                           OO

-------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           Texas

-------------------------------------------------------------------------------

  NUMBER                   7        SOLE VOTING POWER
    OF                                      8,081,633
  SHARES                   ------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                                    -0-
    BY                     ------------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                                  8,081,633
  PERSON                   ------------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                            -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,081,623 shares of Common Stock underlying currently exercisable warrants and a convertible note or issuable, in the form of shares or warrants, pursuant to existing agreements.
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
-------------------------------------------------------------------------------

CUSIP No. 294408109                 13D                       Page 3 of 9 Pages
-------------------                                           -----------------



1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Michael T. Willis

-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)
                                                                      (b) x

-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS

                           AF

-------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

-------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF                                      -0-
  SHARES                   ----------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                                    8,081,623
    BY                     ----------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                                  -0-
  PERSON                   ----------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                            8,081,623
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,081,623 shares of Common Stock underlying currently exercisable warrants and a convertible note or issuable, in the form of shares or warrants, pursuant to existing agreements.
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

CUSIP No. 294408109                13D                        Page 4 of 9 Pages
-------------------                                           -----------------



1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Mark Willis

-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                     (b) x

-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS

                           AF

-------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America
-------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF                                      -0-
  SHARES                   ----------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                                    8,081,623
    BY                     ----------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                                  -0-
  PERSON                   ----------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                            8,081,623
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,081,623 shares of Common Stock underlying currently exercisable warrants and a convertible note or issuable, in the form of shares or warrants, pursuant to existing agreements.
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

CUSIP No. 294408109             13D                           Page 5 of 9 Pages
-------------------                                           -----------------

1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                           James T. Harris

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                     (b) x

-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS

                           AF

-------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America
-------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF                                      -0-
  SHARES                   ---------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                                    8,081,623
    BY                     ---------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                                  -0-
  PERSON                   ---------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                            8,081,623
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,081,623 shares of Common Stock underlying currently exercisable warrants and a convertible note or issuable, in the form of shares or warrants, pursuant to existing agreements.
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

CUSIP No. 294408109                      13D                  Page 6 of 9 Pages
-------------------                                           -----------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       On December 2, 1997, The Willis Group, LLC ("The Willis Group") entered into a Switch Agreement with the Issuer and its subsidiary (the "Switch Agreement") pursuant to which it will receive, in exchange for certain telecommunications switches (the "Switches"), cash, 400,000 shares of Common Stock and a warrant for the purchase of an additional 400,000 shares of Common Stock at $1.50 per share.

         Also, on December 2, 1997, Netco Acquisition, LLC ("Netco LLC), of which The Willis Group is a member, and its subsidiary, Netco Acquisition Corp. ("Netco"), entered into an Agreement of Merger and Plan of Reorganization with the Issuer and its subsidiary (the "Merger Agreement") pursuant to which Netco LLC will receive, in exchange for its shares of Netco, (a) 2,081,633 shares of Common Stock, (b) a number of shares of Common Stock equal to the working capital loans made by the members of Netco LLC or their affiliates prior to the closing, which amount is expected to be not less that $1.5 million, divided by $1.00 and (c) 2,000 shares of Series A Preferred Stock of the Issuer (the "Series A Preferred"). Holders of Series A Preferred will have the right to convert their shares into shares of Common Stock initially at the rated of
833.33 shares of Common Stock per share of Series A Preferred (or the stated value divided by $1.20), or an aggregate of 1,666,667 shares of Common Stock. The Willis Group owns a 50% membership interest in Netco LLC and, pursuant to prior agreement, has the right to receive the 2,081,633 shares of Common Stock issuable under the Merger Agreement. The other consideration to be issued by the Issuer in connection with the Merger Agreement will be distributed to the other members of Netco LLC.

         Additionally, on December 2, 1997, The Willis Group entered into a Stock Purchase Agreement with the Issuer (the "Stock Purchase Agreement") pursuant to which it will purchase 4,000,000 shares of the Common Stock at a price of $1.00 per share in cash.

         The Willis Group also beneficially holds, through Netco LLC and Netco, a warrant to purchase 150,000 shares of Common Stock, which warrant will become exercisable on February 1, 1998 if transactions contemplated in the agreements described in this Item 3 are not consummated before then.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Filing Persons acquired their shares of Common Stock as part of their previously described plan to acquire control of the Issuer. The Filing Persons currently do not intend to acquire additional shares of the Common Stock materially above their current ownership, however, the Filing Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease their investment in the Common Stock of the Issuer.

         On December 2, 1997, the Filing Persons entered into the agreements described in Item 3 above (the "Agreements"). The Filing Persons intend to control the board of directors of the Issuer as a result of its potential acquisition of these and additional shares of Common Stock. There can be no assurance, however, that the Filing Persons and the Issuer will complete the transactions contemplated in the Agreements.

         Except as set forth above in this Item 4, none of the Filing Persons nor, to the best of each Filing Person's knowledge, none of the executive officers or directors of such Filing Persons, as applicable, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

CUSIP No. 294408109                   13D                    Page 7 of 9 Pages
-------------------                                          -----------------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Filing Persons beneficially own, directly or indirectly, the right, in the form of currently exercisable warrants and a convertible note, or pursuant to the Agreements, to acquire 8,081,633 shares of Common Stock of the Issuer, which constitutes 51% of the Common Stock outstanding based on the number of securities assumed to be outstanding on the Record Date (7,787,724) as contained in the Issuer's Preliminary Proxy Statement on Schedule 14A, filed confidentially with the Securities and Exchange Commission on December 9, 1997 and including as outstanding the 8,081,633 shares issuable to The Willis Group under currently exercisable warrants, a convertible note and the Agreements. Such securities, or the rights thereto, were acquired pursuant to the transactions described in Item 3 hereof and the initial filing of this Schedule 13D.

         (b) Of the shares beneficially owned by the Filing Persons, The Willis Group has, or will have, sole voting power and power to dispose of the 8,081,633 shares of Common Stock they have the right to acquire under currently exercisable warrants, a convertible note and the Agreements and each of Messrs. Mike Willis, Mark Willis and Harris, as 47.5%, 47.5% and 5% membership interest owners, respectively, of The Willis Group, have shared voting and dispositive power with respect to all such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Items 3 and 4 hereof.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Switch Agreement between EqualNet Holding Corp., EQ Acquisition Sub, Inc. and The Willis Group, LLC dated December 2, 1997.

         2. Agreement of Merger and Plan of Reorganization between EqualNet Holding Corp., EQ Acquisition Sub, Inc., Netco Acquisition, LLC and Netco Acquisition Corp. dated December 2, 1997.

         3. Stock Purchase Agreement by and among The Willis Group, LLC and EqualNet Holding Corp. dated as of December 2, 1997.

         4. Joint Filing Agreement, dated as of December 11, 1997, among The Willis Group, Michael T. Willis, Mark Willis and James T. Harris.

CUSIP No. 294408109                   13D                    Page 8 of 9 Pages
-------------------                                          -----------------


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 THE WILLIS GROUP, LLC


December 11, 1997                                By:  /S/ MARK WILLIS
-----------------                                   --------------------------
   Date                                               Mark Willis, President



                                                     /S/ MICHAEL T. WILLIS
                                                    --------------------------
                                                      Michael T. Willis



                                                     /S/ MARK WILLIS
                                                    --------------------------
                                                      Mark Willis



                                                      /S/ JAMES T. HARRIS
                                                   --------------------------
                                                      James T. Harris


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                     CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001)

CUSIP No. 294408109                    13D                   Page 9 of 9 Pages
-------------------                                          -----------------


                                  EXHIBIT INDEX


Exhibit
-------
1.        Switch Agreement between EqualNet Holding Corp., EQ
          Acquisition Sub, Inc. and The Willis Group, LLC dated
          December 2, 1997.

2.        Agreement of Merger and Plan of Reorganization between
          EqualNet Holding Corp., EQ Acquisition Sub, Inc., Netco
          Acquisition, LLC and Netco Acquisition Corp. dated December 2,
          1997.

3. Stock Purchase Agreement by and among The Willis Group, LLC and EqualNet Holding Corp. dated as of December 2, 1997.

4. Joint Filing Agreement, dated as of October 10, 1997, among The Willis Group, Michael T. Willis, Mark Willis and James T. Harris.